

Division of Corporation Finance
Mail Stop 3030

February 10, 2010

Sergio Edelstein
President and Chief Executive Officer
Excel Technology Corporation
125 Middlesex Turnpike
Bedford, Massachusetts 01730

> **Re: GSI Group Corporation**
> **Form T-3**
> **Filed January 14, 2010**
> **File No. 022-28929**

Dear Mr. Edelstein:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   We note the following from a December 5, 2009 press release from GSI Group Inc.:

> GSI Group Inc. (GSIG.PK) announced that it has finalized an agreement with a majority of its noteholders on a restructuring plan that will enable the Company to significantly reduce its outstanding debt, enhance liquidity and position the Company for future growth.
>
> Under the terms of the agreement, substantially based on the term sheet announced on June 30, 2009, the Company will exchange its $210 million

principal amount of 11% Senior Notes for (a) a new $95 million secured loan due August 2014 and (b) common stock representing approximately 74.3% of the Company's post-consummation equity ownership. The Company has entered into a plan support agreement with beneficial owners holding more than 81% of the outstanding aggregate principal amount of the 11% Senior Notes and representing more than 70% of all noteholders.

Please provide us with your analysis as to why the lock-ups with a majority of the noteholders, prior to your filing of the Form T-3, does not constitute a sale. Please also provide us with your analysis as to how the timing of the lock-ups and the filing of your Form T-3 is consistent with Compliance and Disclosure Interpretations -- Trust Indenture Act of 1939 -- Question 101.05.

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Trust Indenture Act of 1939 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending filing, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the filing as confirmation of the fact that those requesting acceleration are aware of their responsibilities under the Trust Indenture Act of 1939 as they relate to the proposed application for qualification of the Indenture and the securities to be issued under the Indenture to be qualified.

Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.

Please contact me at (202) 551-3635 with any questions.

Sincerely,

Tim Buchmiller
Senior Attorney

cc: William R. Baldiga, Esq.
        Brown Rudnick LLP